[Letterhead of Natuzzi S.p.A.]
September 15, 2011
Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Natuzzi S.p.A. Form 20-F for the Fiscal Year Ended December 31, 2010 Filed June 30, 2011 File No. 1-11854
Dear Mr. Decker:
We refer to your letter setting forth some comments from the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) concerning the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”) of Natuzzi S.p.A. (the “Company”).
This letter sets forth the Company’s response to the Staff’s comments. For ease of reference, we have included the Staff’s comments in italicized text prior to each response.
Form 20-F for the Fiscal Year Ended December 31, 2010
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to US GAAP literature. If your accounting under Italian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Securities and Exchange Commission
September 15, 2011

Response to Comment 1:
The Company acknowledges the Staff’s comment and, where a comment requests additional disclosures or other revisions, we have provided in our supplemental response what the revisions will look like, including, where applicable, the additional disclosures to be included in our US GAAP reconciliation footnote. With the exception of Comment 5, which specifically requests an amendment to the 2010 Form 20-F, we will include such revisions in our future filings, beginning with our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “2011 Form 20-F”).
Item 5. Operating and Financial Review and Prospects, page 34
Critical Accounting Policies, page 34
Recoverability of Long-lived Assets Including Goodwill and Other Intangible Assets, page 35
2.	We note that you have reported a net loss for each of the years ended December 31, 2010, 2009 and 2008. As such, we urge you to find ways to provide additional quantitative disclosures that conveys to investors the current and ongoing risks related to the recoverability of your assets as well as the risk that additional charges may need to be recorded. In this regard, please note, in the Critical Accounting Estimates section of Release No. 33-8350, the Staff’s view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. You should consider providing additional quantitative disclosures related to each type of potential charge, including impairment charges related to inventories and intangible assets, as well as restructuring charges.

Securities and Exchange Commission
September 15, 2011

Response to Comment 2:
The Company acknowledges the Staff’s comment and will consider providing additional quantitative disclosures in our future filings, beginning with our 2011 Form 20-F, including, if applicable:
•	Additional quantitative disclosure to convey to investors the current and ongoing risks related to the recoverability of our assets and any risks that additional charges may need to be recorded;
•	Quantitative disclosure in accordance with Release No. 33-8350 when such quantitative information is reasonably available and would provide material information for investors; and
•	Additional quantitative disclosure related to each type of potential charge, including impairment charges related to inventories and intangible assets, as well as restructuring charges.
3.	You discuss the impairment analyses you perform under US GAAP. To the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value and to the extent that the goodwill for this reporting unit, if impaired, could materially impact your operating results, please provide the following disclosures:
•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
•	The amount of goodwill;
•	A description of the assumptions that drive the estimated fair value;
•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
If you have determined that the estimated fair value substantially exceeds the carrying value, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Securities and Exchange Commission
September 15, 2011

Response to Comment 3:
The goodwill reported by the Company under U.S. GAAP is entirely related to a small reporting unit called “Italian retail owned stores.”
As discussed under “Reconciliation of operating loss from Italian GAAP to US GAAP” on page F-48 of the 2010 Form 20-F, as part of our 2010 financial statement close process, the Company revised its sales growth projections for the Italian retail owned stores as the expected recovery in the Italian retail furniture market following the 2008/2009 economic crisis failed to materialize with the anticipated strength. As a result of the lingering global economic uncertainties, and the corresponding decrease in our expected sales of finished products through our Italian retail owned stores for future years, as of December 31, 2010, the Company concluded that the carrying value of the goodwill (6,911,000 Euro as of January 1, 2010) related to such reporting unit was greater than the fair value of the reporting unit based on the first step of the impairment test required by ASC 350. As a result, as of December 31, 2010, the Company performed the required second step of the impairment test by comparing the implied fair value of goodwill to the carrying value of the goodwill, which resulted in an impairment charge of 706,000 Euro.
•	Accordingly, as of the date of the most-recent first step of the impairment test on December 31, 2010, the fair value of the above mentioned goodwill did not exceed the carrying value and, therefore, no percentage is provided herein or in the 2010 Form 20-F.
•	As disclosed on page F-47 of the 2010 Form 20-F, as of December 31, 2010, the amount of goodwill was reduced to 6,205,000 Euro after recording an impairment loss of 706,000 Euro.
•	As disclosed on page F-48 of the 2010 Form 20-F, the fair value as of December 31, 2010 was determined based on a discounted cash flow model. The key assumptions used in performing the impairment tests related to an estimated long-term growth rate of 1%, the weighted average cost of capital equal to 9.9%, and an estimated average growth rate in sales of 6% for future years.
•	As described on page F-47 of the 2010 Form 20-F, these key assumptions are subject to a number of uncertainties, including: (i) the fact that prospects for full economic recovery in Italy remain uncertain, since private consumption is negatively impacted by a general weakness in the job market, high levels of public indebtedness, and a decreasing level of savings among families, and (ii) the difficulty of predicting the impact on retail sales and the purchasing power of consumers of the recent social and political tensions in the Middle East and Northern Africa which have added a further level of uncertainty on the supply-side. In addition, the Weighted Average Cost of Capital (“WACC”) formula used to calculate the goodwill is also subject to a series of quantitative assumptions (including the relevant market premium, risk free lending rate and levered beta). The data underlying these assumptions varies over time and have been affected materially by the recent economic, financial and political turmoil. As a result, future assumptions are likely to reflect different values. The WACC is also affected by the debt interest rate prevailing in the home furnishings sector at the time of calculation, and therefore is subject to variability in prevailing money market rates for the same reasons as explained above.

Securities and Exchange Commission
September 15, 2011

•	After the year ended December 31, 2010, management was not aware of any event or any circumstances that could have a negative effect on the estimated fair value and, therefore, no disclosure about any such events or circumstances is provided herein or in the 2010 Form 20-F.
We respectfully submit, therefore, that the disclosures requested by the Staff have been included by the Company under “Reconciliation of operating loss from Italian GAAP to US GAAP” on pages F-47 and F-48 of the 2010 Form 20-F. The Company acknowledges the Staff’s comment and will continue to provide disclosure that is substantially similar to the disclosure provided by the Company under “Reconciliation of operating loss from Italian GAAP to US GAAP” of the 2010 Form 20-F in our 2011 Form 20-F and in future annual filings on Form 20-F.
As for any other long-lived assets or asset groups that have been tested for the impairment (including those assets within the reporting unit for which we recorded an impairment charge), we have determined that their fair value is substantially in excess of the carrying value.
The Company reviews long-lived assets, including intangible assets with estimable useful lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with its recoverable value, which is the higher of (a) future discounted cash flows expected to be generated by the asset or (b) estimated fair value less costs to sell. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the recoverable value of the assets. Assets to be disposed of are reported at the lower of their carrying amount and their fair value less costs to sell. Estimated fair value is generally determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. As a result of the goodwill impairment charge within our Italian retail owned stores reporting unit, we reviewed all assets within that reporting unit for impairment.

Securities and Exchange Commission
September 15, 2011

Item 18. Financial Statements
Note 17. Other Liabilities, page F-30
4.	You disclose that you are involved in a number of certain and probable claims and legal actions and you believe that the ultimate disposition of these matters, after the provision accrued, will not have a material adverse effect on your consolidated financial position or results of operations. Please confirm that you considered these matters in the aggregate in addition to individually in making this determination. Please also revise your disclosure to address the impact of these matters on your statements of cash flows. In addition, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.
Response to Comment 4:
As discussed in Note 17 on page F-30 of the 2010 Form 20-F, the Company is involved in a number of certain and probable claims (including tax claims) and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, after the accrued provisions (at December 31, 2010 and 2009, such accrued provisions were 15,268,000 Euro and 14,952,000 Euro, respectively), will not have a material adverse effect on the Company’s consolidated financial position or results of operations. The Company confirms that, in making such determinations, these matters were considered individually and in the aggregate.
The Company further confirms that it does not expect such matters to have a material adverse effect on the Company’s consolidated statement of cash flows. In addition, the Company will disclose in its future filings, beginning with our 2011 Form 20-F, whether such matters could have a material adverse effect on the Company’s consolidated financial position, results of operations and statement of cash flow.
In addition, the Company determined that, as of December 31, 2010, there was not a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, and therefore has not disclosed an estimate of the additional loss or range of loss, or stated that such an estimate cannot be made, in accordance with ASC 450-20-50.
As disclosed in Note 27 on page F-59 of the 2010 Form 20-F, on June 22, 2011, Natuzzi Americas Inc. (“Natuzzi Americas”), one of our consolidated subsidiaries, reached a settlement with the U.S. Internal Revenue Service (“IRS”) according to which Natuzzi Americas paid the IRS USD 1.239 million, which amount was substantially equal to the amount of the provision recorded pursuant to FASB Statement No. 48 (codified in ASC 740-10).

Securities and Exchange Commission
September 15, 2011

Exhibit 13.1
5.	Your certification refers to the annual report on Form 20-F for the year ended December 31, 2009. Please amend your Form 20-F to include a certification that appropriately refers to the year ended December 31, 2010. In doing so, please refile the Form 20-F in its entirety, along with the currently dated certifications.
Response to Comment 5:
We have re-filed the 2010 Form 20-F in its entirety to include a certification that appropriately refers to the year ended December 31, 2010.
* * *

Securities and Exchange Commission
September 15, 2011

Per your request, the Company hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
We hope that our responses adequately address the Staff’s comments. If you have questions concerning this letter or need further assistance, please do not hesitate to call our Investor Relations contact, Mrs. Silvia Di Rosa (+39 33578 64 209) or our U.S. securities law counsel, Michael J. Volkovitsch (212-225-2190) or Pamela L. Marcogliese (212-225-2556) of Cleary Gottlieb Steen & Hamilton LLP.

Very truly yours,

/s/ Vittorio Notarpietro
Vittorio Notarpietro Chief Financial Officer Natuzzi S.p.A.

cc:	Mr. Jeffrey Gordon, Securities and Exchange Commission
Ms. Nudrat Salik, Securities and Exchange Commission
Mrs. Silvia Di Rosa, Investor Relations for Natuzzi S.p.A.
Mr. Michael J. Volkovitsch, Esq., Cleary Gottlieb Steen & Hamilton LLP
Mr. Francisco L. Cestero, Esq., Cleary Gottlieb Steen & Hamilton LLP
Ms. Pamela L. Marcogliese, Esq., Cleary Gottlieb Steen & Hamilton LLP